Gerova announces that Dennis L. Pelino has withdrawn his name from consideration as Chairman and President

HAMILTON, Bermuda, February 15, 2011 /PRNewswire-FirstCall/

On February 10, 2011, Gerova Financial Group, Ltd. ("Gerova") (NYSE:GFC), a diversified financial services company, announced that Dennis L. Pelino was appointed as President and Chairman of the board of directors and that he had agreed to accept such appointment subject to confirmation of certain conditions.  However, inasmuch as the Company and Mr. Pelino were unable to reach agreement on the terms of his appointment, on February 15, 2011, Mr. Pelino withdrew his name from consideration as the Chairman and President of the Company.

The Company is actively pursuing other qualified candidates for the above positions. Pending the appointment of a new Chairman and President, Gerova is being managed by Michael Hlavsa, Chief Finanical Officer and the board of directors.

In view of the unusual market activity in the ordinary shares of Gerova Financial Group, the NYSE has contacted the company in accordance with its usual practice.  Although it is the Company’s position not to comment on unusual market activities, it has no reason to believe that the above-mentioned event had any relationship to such market activity.

About Gerova Financial Group, Ltd.

Gerova Financial Group is a diversified financial services company that aggregates permanent equity capital through the acquisition of private equity portfolios in exchange for its shares, and then redeploys the acquired assets to provide additional capital for income-producing financial services companies. Gerova went public as a Special Purpose Acquisition Company (SPAC), then in January 2010 became an operating company as a result of acquiring nine private equity portfolios and operating insurance companies in exchange for its public shares. Gerova was admitted to trade on the NYSE in September 2010 and is listed in the Russell 2000® index published by Russell Investments, a ranking of the top US-listed public companies.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, its acquired assets and the Company's business after completion of the transactions consummated in January 2010. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) potential material reductions in the value of a substantial portion of the Company's assets acquired in connection with the business combinations consummated in January 2010; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company's businesses; (iii) success in retaining or recruiting, or changes required in, the Company's officers, key employees or directors; (iv) the potential liquidity and trading of the Company's public securities; (v) the Company's revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company's filings with the SEC. The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.